ADVANCED CREDIT TECHNOLOGIES, INC.
1915 Plaza Drive, Suite 202
Eagan, Minnesota 55122
Tel: (651) 905-2932

January 20, 2011

Mark P. Shurman
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Advanced Credit Technologies, Inc.
Amendment one to Registration Statement on Form S-1
Filed: October 26, 2010
File No.: 333-170132

Dear Mr. Shurman:

We are in receipt of your correspondence dated September 23, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

Summary of our Offering, page 4

1.
Disclosure indicating the Company’s net losses since inception and the amount of capital necessary to conduct business for the next year has been provided.  In addition, we have provided additional disclosure that our accountants have issued a going concern opinion.

2.
Further disclosure describing the concise nature of our existing business operations and revenues generated has been provided.  Clarification that the Company has begun operations and support for claims about future plans has been provided.

3.	Disclosure consistent with the Plain English requirements of Rule 421(d) has been provided so as to make information readily understandable.

4.
We have revised our disclosure to state that although the Company will be subject to Section 15(d) of the Securities Exchange Act and will not be subject to proxy rules, Section (16) short swing profits provisions, going private regulation, beneficial ownership reporting and the bulk of the tender offer rules.

5.
Disclosure has been reconciled throughout the description of business operations regarding acquisitions and maintaining strong client relationships.  In addition, any proposals or arrangements regarding acquisitions or business combinations has been provided.

Risk Factors, page 7

6.	An additional risk factor relating to the auditors going concern opinion has been provided.

7.
Risk factors have been revised to provide quantitative information regarding the significance and potential side effects of conditions and uncertainties.  We have identified all sources of material risk.  Additional contextual information has been provided throughout the risk factor section.

While Advanced Credit Technologies, Inc. expects to apply for listing on the OTC Bulletin Board…. page 8

8.	The Disclosure as to the steps taken to apply for trading on the OTC Bulletin Board has been provided as well as making appropriate revisions to this risk factor.

Selling Shareholders, page 10

9.
Disclosure as to all material aspects of transactions involving selling shareholders during the last three years has been provided including backgrounds, relationships, dates, amounts and evidence of sale has been provided.

10.	Disclosure of all individuals who have or share voting and dispositive powers with respect to the shares offered by legal entities has been provided.

11.	Disclosures that none of the selling shareholders are broker-dealers or affiliates of broker-dealers has been provided.

Description of Business, page 13

12.	Relevant portions of industry research reports cited have been provided, highlighted and cross-referenced. Reference to the Neilson study has been deleted.

13.	Disclosure as to the extent of any patents, trademarks or licensees has been provided.

Competition, page 17

14.	Disclosure as to our competitive position within the industry has been provided.

Management’s Discussion and Analysis or Plan of Operation, page 18

15.	Disclosure has been revised to reflect results of operations and the extent to which income was so affected pursuant to Item 303(a)(3) of Regulation S-K.

16.
Disclosure as to the minimum time we will be able to operate without additional capital for a period of twelve months has been provided.  Additionally, our use of proceeds and clarification of our business objectives has been provided in terms of both long term and short term requirements and resources.

17.	Clarification as to the extent of uncertainty that $1 million in funds will be received has been provided.

18.
 Disclosure as to the Company’s current burn rate and as to whether or not such burn rate is consistent regarding our expectations regarding capital requirements over the next twelve months has been provided along with any known future trend or known events that will cause future requirements to vary from historical ones.

19.
 Disclosure of a detailed discussion of the “phases” of our business development has been provided.  In addition, we have provided further disclosure as to the details of the referenced software upgrades.

Risk Analysis Report, page 19

20.
Managements discussions and analysis has been substantially revised and/or deleted to focus on events and factors which are likely to affect our operations.  Such disclosure complies with the Plain English requirement.

Executive Compensation, page 31

21.	The executive compensation table has been revised to properly reflect all executive compensation from inception until December 31, 2009.

22.	Disclosure as to whether any directors received payment for services other than the reimbursement of expenses has been provided.

Directors, Executive Officer, Promoters and Control Persons, page 32

23.
Clarification that Chris Jackson and Erico Giordano currently serve as the officers and directors of the Company and the dates they began serving has been provided as well as business experience during the last five years.

Employment Agreements, page 33

24.	The material terms of the two existing employment agreements have been provided.

Certain Relationships and Related Transactions, page 34

25.	Disclosure required by Item 404(d)(2) and Item 401(g) of Regulation S-K has been provided.

26.
 This comment is not applicable since the Note in question has been paid in full.   Supplementally, please be advised that these items refer to outside third parties and not to founders, although admittedly, founders always promote and/or sell the Company.

Financial Statements

For the Period from February 25, 2008 (Inception) through July 31, 2010

Statements of Operations (Unaudited), page 37

27.	The Statement of Operations has been revised to indicate inception through July 31, 2010.

28.	A description of the relationship with the subcontractors has been described including the role they have in revenue production and the nature of commissions paid.

General

29.
A Statement of Cash Flows for the interim period ended July 31, 2010, the comparable period of the preceding fiscal year and the cumulative period from inception through July 31, 2010 has been provided.

30.	Financial disclosure has been revised to appropriately reflect the disclosure requirements of ASC 915-230-45-1.

Report of Independent Registered Public Accounting Firm, page 45

31.	The auditors report has been revised as requested.

Part II: Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 57

32.
Each sale of unregistered securities has been described with all factual information along with the exemption relied upon.   In addition, we have reconciled the number of shares of common stock outstanding.

33.	A Form D has been filed on behalf of the Company.

Undertakings, page 58

34.	All appropriate undertakings have been revised or deleted as appropriate.

Exhibit 5.1

35.	Exhibit 5.1 has been revised to state that the outstanding shares of common stock and validly issued, fully paid and non-assessable.

36.	The qualifying language regarding counsel’s knowledge of any legal proceedings or judgments has been deleted.

Exhibit 23.1

37.	A revised updated auditors consent has been filed with Amendment 1 to the Registration Statement.

38.	The language in the auditors consent has been appropriately revised.

39.	The auditor has revised the consent to be referenced as an expert in the Registration Statement.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

___________________
Chris Jackson
President and Chief Operating Officer